Exhibit E - Video Transcripts

What is Osteoarthritis and Why is it a Problem?

https://vimeo.com/318857027

Osteoarthritis or OA. Osteoarthritis is a major problem of aging and if you live long enough, you're going to get osteoarthritis.

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Osteoarthritis (OA) is a chronic disease that affects the cartilage within joints
OA progressively worsens over time, causing debilitating pain and greatly affecting quality of life

In addition to age-related osteoarthritis there's another very, very large segment of osteoarthritis called post-traumatic Osteoarthritis or PTOA.

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Post traumatic osteoarthritis (PTOA) is caused by acute trauma to the joint, usually from sports related impact or injury

...and this is a rising a group of individuals that have arthritis not from a degenerative or genetic cause but from a traumatic event, and basically it's a massive global problem eventually everyone will get post-traumatic arthritis from an injury, accidental or not, or just the age related process.

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OA or PTOA will affect every member of the population at some point in life

Why Has Big Pharma Failed At Developing a Therapeutic for Osteoarthritis?

https://vimeo.com/319094368

When pharma started looking at this back in the 70's, they identified one or two different cytokines that they thought were going to be the answer and they tried blocking these cytokines, these enzymes, and lo and behold, it doesn't solve the problem.

That's because osteoarthritis is one of the only diseases that is truly multi-factorial. There are dozens of different proteases or enzymes that are responsible for eating up the cartilage and destroying it. That's why Alpha 2 macroglobulin is so exciting as a discovery, because Alpha 2 macroglobulin or A2M as it's more commonly known, is a multi-purpose protease inhibitor, it actually stops all the enzymatic activity related to degenerating cartilage and causing production of that FAC protein, the protein that we discovered here at Cytonics that is the efficient is the cause of a lot of musculoskeletal pain.

Text on screen reads: *It is able to stop all of the enzymatic activity related to degenerating cartilage and production of the FAC protein.*

How Did We Discover Alpha-2-Macroglobulin (A2M)?

https://vimeo.com/319094370

A lightbulb went off in my head, that what if we could take blood from the patient and concentrate the alpha 2 macroglobulin. We started a process of taking patient's bloods and trying to figure out if we could remove, dilute out other proteins that are important in other functions, and super-concentrate alpha 2 macroglobulin. And through an iterative process, it took about 3 and half years, we were able to come up with a system to concentrate alpha 2 macroglobulin from an individual patient, so we could redeliver it back into a diseased joint or disk space. We've had tremendous success with this; we went through an FDA approval process, through an 510k pathway, and now, globally, we've done about 6 thousand patients.

Text on screen reads: *Globally, Cytonics has treated 6,000 patients, including Dr. Scuderi*

Now the ultimate goal is to have an off-the-shelf product, for a doctor to be able to reach into his cabinet, get some alpha 2 macroglobulin and be able to inject it into a patient's disk or joint.

Text on screen reads: *Cytonics is offering shares to the public. Today is your opportunity to invest in the future of Osteoarthritis relief.*

CYT-108: How Does This Revolutionary New Drug Work?

https://vimeo.com/318796923

Osteoarthritis occurs when the cartilage within joints begins to break down as either part of the natural aging process, or due to trauma. Arthritic joints produce several molecules that destroy cartilage, such as catabolic proteases. Proteases activate within the joint cavity. These proteases degrade the cartilage Matrix, causing pain and inflammation . when injected into the joint cavity, our engineered A2M variant CYT-108 bonds with the proteases triggering a encapsulation and excretion by the body's immune cells. CYT-108 rescues the cartilage by binding to and inhibiting the destructive proteases. Over 6000 patients have been treated by Cytonics' patented A2M technology, ridding people of pain and giving them their lives back. This is our mission. Cytonics.

The Solution to Osteoarthritis!

https://vimeo.com/318857038

The solution to treating osteoarthritis is on the horizon. We have great confidence that our drug CYT-108 has the potential to completely cure this disease that is only growing larger, as our population grows older.

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Over 30 million people in the US are treated for back pain yearly, costing over $180B in medical expenses.
OA Burdens our nation with substantial human suffering. Lost productivity. Missed Work. Medical Expenditure.
25% of the adult population in the US will suffer from OA by 2030.
Cytonics is dedicated to putting a stop to this unnecessary suffering.

An investment Cytonics is more than an investment in promising biotechnology. It's an investment in the future wellbeing of yourself, your family and your community.